UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 03, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Director/PDMR Shareholding dated 01 October 2014
Exhibit No. 2	Total Voting Rights dated 01 October 2014
Exhibit No. 3	Publication of Prospectus dated 01 October 2014
Exhibit No. 4	Block Listing dated 14 October 2014
Exhibit No. 5	Barclays passes EBA EU-wide stress test dated 27 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 03, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 03, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 October 2014

Barclays PLC (the "Company")

Notification of transactions by Director/Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces the following transactions by PDMRs in the ordinary shares in the Company (the "Shares"):

1. The allocation of Shares to PDMRs representing payment of the role based pay component ("Role Based Pay") of their fixed remuneration was notified to the Company on 30 September 2014. Role Based Pay is payable quarterly (but see note 1 below) and is subject to a holding period with restrictions lifting over five years (20% each year).

Role Based Pay is a new class of fixed pay introduced to comply with the EU's Capital Requirements Directive IV which requires remuneration provisions to include a maximum ratio between fixed and variable remuneration for a number of senior employees. A maximum ratio of 1:2 (fixed to variable) was approved by shareholders at the Company's AGM on 24 April 2014.

2. The reinvestment of the interim dividend for the quarter ending 30 June 2014 in Shares (the "Reinvestment 1") on behalf of PDMRs by an independent nominee, the Barclays Corporate Nominee Arrangement (previously Appleby Nominees), was notified to the Company on 30 September 2014.

3. The reinvestment of the interim dividend for the quarter ending 30 June 2014 in Shares by the trustee of the Barclays Group Sharepurchase Plan (the "Reinvestment 2"), an HM Revenue and Customs approved all employee share plan, was notified to the Company on 30 September 2014.

The number of shares received by PDMRs is as follows:

Directors	Shares held before the transaction	Date of transaction	Shares allocated to Director2	Price per Share allocated	Shares deducted to cover tax liabilities2 on Role Based Pay	Balance of Shares held
Directors	A		B		C	A+B-C
A Jenkins1 - Role Based Pay	4,052,629	30.09.14	103,852	£2.2869	48,811	4,107,670
T Morzaria1 - Role Based Pay - Reinvestment 1	349,324	30.09.14 30.09.14	81,988 1,069	£2.2869 £2.3100	38,535 -	393,846

Other PDMRs	Date of transaction	Shares allocated to PDMR2	Price per Share allocated	Shares deducted to cover tax liabilities2 on Role Based Pay
R le Blanc - Role Based Pay - Reinvestment 1 - Reinvestment 2	30.09.14 30.09.14 30.09.14	131,181 2,162 1	£2.2869 £2.3100 £2.2902	61,656 - -
I McDermott Brown - Role Based Pay - Reinvestment 1	30.09.14 30.09.14	21,863 214	£2.2869 £2.3100	10,276 -
B Hoyt - Role Based Pay - Reinvestment 1	30.09.14 30.09.14	65,590 694	£2.2869 £2.3100	30,828 -
V Soranno Keating - Role Based Pay - Reinvestment 1	30.09.14 30.09.14	65,590 1,569	£2.2869 £2.3100	30,828 -
T King - Role Based Pay - Reinvestment 1	30.09.14 30.09.14	262,995 2,921	£2.2869 £2.3100	135,627 -
M Roemer - Role Based Pay - Reinvestment 1	30.09.14 30.09.14	49,193 543	£2.2869 £2.3100	23,121 -
A Vaswani - Role Based Pay - Reinvestment 1 - Reinvestment 2	30.09.14 30.09.14 30.09.14	76,552 678 20	£2.2869 £2.3100 £2.2902	35,966 - -
M Harte - Role Based Pay	30.09.14	57,035	£2.2869	26,807
1 Shares allocated to the PDMRs represent the role based pay component of their fixed remuneration for the three months to 30 September 2014.
2 Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by an amount equivalent in value as required to meet those tax liabilities.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 207 116 5752	+44 (0) 207 116 4755

Exhibit No. 2

1 October 2014

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 September 2014, Barclays PLC's issued share capital consists of 16,452,934,349 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,452,934,349) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of €1,000,000,000 1.5 per cent. Notes due 2022 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2242T_1-2014-10-1.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 13 August 2014, as supplemented on 8 September 2014, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction.Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

14 October 2014

Block Listing

Barclays PLC (the 'Company') announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the block listing of 45,000,000 Ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to trade on the London Stock Exchange and to be admitted to the Official List. The Shares will be issued under Employee Share Schemes as follows:

Employee Share Scheme	Number Shares
Barclays Group Share Incentive Plan	20,000,000
Barclays Group SAYE Share Option Scheme	25,000,000

When issued, the Shares will rank equally with the existing issued shares of the Company. Admission is expected to be effective on 15 October 2014.

Exhibit No. 5

26 October 2014
Barclays PLC

Barclays passes EBA EU-wide stress test

Barclays notes the publication of stress test outcomes on 123 European banks by the European Banking Authority ("EBA") today. Barclays has passed the EBA EU-wide stress test with an estimated CRD IV Transitional Common Equity Tier 1 ("CET1") ratio, on a comparable basis to other EU banks, of 8.2% under the EBA's adverse stress scenario. Barclays' estimated PRA Transitional CET1 ratio, under this scenario, was 7.1%. Under both bases of calculation, Barclays' ratios exceed the EBA-defined 5.5% minimum threshold.

The stress test results published by the EBA are based on a CRD IV CET1 ratio calculated on a transitional basis as implemented by each bank's local regulator. For UK banks, the CRD IV Transitional CET1 ratio reflects the maximum pace of transition ("PRA Transitional CET1 Ratio"), which means that it is not directly comparable to the transitional ratios of banks in other EU jurisdictions where a slower pace of transition is adopted.

Barclays published a consolidated Fully Loaded CET1 ratio of 9.9% as at 30 June 2014. Barclays is targeting a Fully Loaded CET1 ratio of 10.5% in 2015 and in excess of 11% by the end of 2016. Barclays will announce its Interim Management Statement for the 9 months to 30 September 2014, including a Fully Loaded CET1 ratio, on 30 October 2014.

Barclays' GBP and EUR results in the EBA template can be found at www.barclays.com/barclays-investor-relations/investor-news.html. The standardised disclosure templates have been developed by the EBA to help improve comparability and consistency between the stress test results of participating banks. These templates include details of Barclays' risk weighted credit risk exposures, asset type, securitisation exposures and market risk RWAs, and sovereign exposures by maturity and country/region as at 31 December 2013.

- Ends -
For further information, please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

Notes to editors:

The EBA adverse scenario stresses Barclays' consolidated balance sheet and income statement at 31 December 2013 over 36 months, projected forward based on assumptions determined solely by the EBA.

The PRA Transitional ratio requires full deductions from capital for several material transitional items (including goodwill, deferred tax assets and the excess of expected losses over impairment). The only difference between the PRA Transitional and Fully Loaded ratios is the treatment of AFS gains.

The definition of Common Equity Tier 1 used in the stress test is per the Capital Requirements Regulation (CRR)/Capital Requirements Directive (CRD IV) definition of capital with transitional arrangements as per December 2013, December 2014, December 2015 and December 2016 as implemented by national regulators.

About Barclays

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per Share for the current or future years would necessarily match or exceed the historical published earnings per Share.